Exhibit 99.1

Pembina Pipeline Corporation Reports Third Quarter 2016 Results

Delivering growth and strong financial performance with continued success in capital program execution

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Nov. 3, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2016.

Financial Overview

($ millions, except where noted)	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
	2016	2015	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)(2)	643	600	654	612
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	975	880	975	880
Gas Services revenue volumes (mboe/d) net to Pembina(2)(3)	149	115	131	112
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	136	109	136	114
Total volume (mboe/d)(3)	1,903	1,704	1,896	1,718
Revenue	970	1,026	3,014	3,393
Net revenue(4)	427	374	1,250	1,100
Operating margin(4)	317	271	959	814
Gross profit	246	201	731	629
Earnings	120	113	335	276
Earnings per common share – basic and diluted (dollars)	0.25	0.29	0.73	0.70
Adjusted EBITDA(4)	287	245	847	714
Cash flow from operating activities	247	187	791	516
Cash flow from operating activities per common share – basic (dollars)(4)	0.63	0.54	2.05	1.51
Adjusted cash flow from operating activities(4)	250	209	694	598
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.64	0.60	1.80	1.75
Common share dividends declared	188	158	547	460
Preferred share dividends declared	20	14	50	35
Dividends per common share (dollars)	0.48	0.46	1.42	1.34
Capital expenditures	537	478	1,292	1,363
Acquisition			566

	3 Months Ended September 30 (unaudited)				9 Months Ended September 30 (unaudited)
	2016		2015		2016		2015
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	183	121	159	92	535	376	465	292
Oil Sands & Heavy Oil	49	36	52	33	148	103	157	103
Gas Services	72	52	54	39	189	135	157	111
Midstream(5)	122	106	109	105	378	338	321	304
Corporate	1	2		2		7		4
Total	427	317	374	271	1,250	959	1,100	814

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Highlights

•	Generated third quarter and year-to-date earnings of $120 million and $335 million, a six and 21 percent increase, respectively, over the same periods of the prior year;
•	Adjusted EBITDA was $287 million in the third quarter and $847 million year-to-date, 17 percent and 19 percent higher than the third quarter and first nine months of 2015;
•	Cash flow from operating activities increased by 32 percent and 53 percent to $247 million and $791 million while adjusted cash flow from operating activities increased by 20 percent and 16 percent to $250 million and $694 million compared to the third quarter and first nine months of 2015;
•	On a per share (basic) basis during the three and nine months ended September 30, 2016, cash flow from operating activities increased 17 percent and 36 percent, respectively, and adjusted cash flow from operating activities increased seven percent and three percent, respectively, compared to the same periods of the prior year;
•	Completed previously announced expansions of both the Vantage and Horizon pipeline systems under-budget; and
•	Raised $500 million of gross proceeds through the issuance of senior unsecured Series 7 medium-term notes.

"I'm pleased with our quarterly results during a time in which we are undertaking an unprecedented volume of construction activities at Pembina," said Mick Dilger, Pembina's President and Chief Executive Officer. "We continue to experience success in executing our large capital program while maintaining our focus on safe and reliable operations. With a strong balance sheet in hand, we are well-positioned to complete the remainder of our secured growth portfolio and enhance long-term shareholder value."

New Developments in 2016 and Growth Projects Update

•	Pembina's $2.4 billion Phase III Expansion is now approximately 50 percent complete and construction is underway on the largest section of the project between Fox Creek, Alberta and Namao, Alberta;
•	Secured regulatory approval for Pembina's 100 MMcf/d Duvernay I facility and progressed development of the supporting infrastructure;
•	Construction activity at the Company's third fractionator ("RFS III") is ongoing, with mechanical construction 75 percent complete;
•	Progressed development of terminalling infrastructure at Pembina's Redwater site in support of North West Redwater Partnership's planned refinery;
•	Completed 70 percent of civil work associated with Pembina's Canadian Diluent Hub and advanced development of further interconnectivity between Pembina's existing Conventional and Midstream infrastructure; and
•	Pembina and Petrochemical Industries Company K.S.C. ("PIC"), a subsidiary of the Kuwait Petroleum Corporation, have completed their detailed technical, financial and commercial study regarding the development of a combined propane dehydrogenation ("PDH") and polypropylene ("PP") upgrading facility in Alberta (the "PDH and PP Facility"). Pembina and PIC are jointly evaluating the study findings and expect to make a decision on proceeding to Front End Engineering Design by the end of 2016.

Dividends

•	Declared and paid dividends of $0.16 per qualifying common share in July, August and September 2016 for the applicable record dates; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.5002 to shareholders on record as of August 1, 2016.

Third Quarter 2016 Conference Call & Webcast

Pembina will host a conference call on Friday, November 4, 2016 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the third quarter of 2016. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 11, 2016 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 92805628.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1102324&s=1&k=B668FDE0C802236008BA502A98896DE9 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; and anticipated synergies between acquired assets, assets under development and existing assets of the Company.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's  insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue (operating margin, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA)), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share") and total enterprise value, which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate the Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended September 30, 2016, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:07e 03-NOV-16